RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2017	December 31, 2016
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$743	$1,205
Restricted deposits	586	317
Trade receivables, net	5,860	5,006
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 4)	613	1,096
Other accounts receivable and prepaid expenses	575	349
Inventories (Note 5)	7,871	7,102
Current assets related to discontinued operations (Note 1b.)	2,374	2,254

Total current assets	18,622	17,329

NON CURRENT ASSETS:
Long-term receivable and other deposits	737	742
Property, plant and equipment, net	3,159	2,650
Long-term assets related to discontinued operations	186	266

Total non-current assets	4,082	3,658

Total assets	$22,704	$20,987

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2017	December 31, 2016
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank credit	$522	$575
Trade payables	2,906	2,557
Other accounts payable and accrued expenses	2,489	1,987
Advances from customers, net	-	839
Current liabilities related to discontinued operations	286	265

Total current liabilities	6,203	6,223

LONG-TERM LIABILITIES:
Convertible Note and Loans from shareholders, net (Note 7)	3,091	3,072
Accrued severance pay and other long term liability	747	663

Total long-term liabilities	3,838	3,735

SHAREHOLDERS EQUITY:
Share capital (Note 9) -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 shares at June 30, 2017 and December 31, 2016; Issued and outstanding: 22,172,699 at June 30, 2017 and 21,246,502 at December 31, 2016, respectively.	258	250
Additional paid-in capital	90,068	89,407
Accumulated other comprehensive income	280	222
Accumulated deficit	(78,480)	(79,363)

Total RADA Electronic Industries shareholders’ equity	12,126	10,516

Non-controlling interest	537	513

Total shareholders’ equity	12,663	11,029

Total liabilities and shareholders’ equity	$22,704	$20,987

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2017	2016
	Unaudited
Revenues:
Products	$9,371	$4,479
Services	621	709

	9,992	5,188
Cost of revenues:
Products	6,599	4,823
Services	60	157
	6,659	4,980

Gross profit	3,333	208

Operating expenses:
Research and development	406	316
Marketing and selling	855	1,060
General and administrative	1,212	835

Total operating expenses	2,473	2,211

Operating Income (loss)	860	(2,003)
Extinguishment and amortization of shareholders’ convertible loans discount and beneficial conversion feature	19	1,096
Other financial expenses, net	(10)	304
Total financial expenses, net (Note 10)	9	1,400

Net income (loss) from continuing operations	851	(3,403)

Net income (loss) from discontinued operations	40	(22)
Net income (loss)	$891	$(3,425)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$883	$(3,421)
Net income (loss) attributable to non-controlling interest	8	$(4)
Basic and diluted net income (loss) from continuing operations	$0.04	$(0.24)
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$(0.00)
Basic and diluted net income (loss)	$0.04	$(0.24)
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	21,780,651	14,496,127

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2017	2016
	Unaudited

Net Income (loss )	$891	$(3,425)

Other comprehensive loss, net:
Change in foreign currency translation adjustment	74	(73)
Total comprehensive Income (loss)	965	(3,498)
Less: comprehensive income (loss) attributable to non-controlling interest	24	(19)
Comprehensive income (loss) attributable to RADA ElectronicIndustries’ shareholders	$941	$(3,479)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

				Accumulated
	Number of		Additional	other		Non
	Ordinary	Share	paid-in	comprehensive	Accumulated	controlling	Total
	shares	capital	capital	income (loss)	deficit	interest	equity

Balance at January 1, 2016	7,949,444	$146	$82,427	$387	$(74,453)	$552	$9,059
Beneficial conversion feature related to convertible loans from shareholders (Note 9)	-	-	123	-	-	-	123
Extinguishment of convertible loan	-	-	(359)	-	-	-	(359)
Share-based compensation to employees	-	-	111	-	-	-	111
Issuance of shares and warrants, net of issuance costs of $204	10,415,400	82	5,714	-	-	-	5,796
Exercise of warrants and conversion of convertible loan to Ordinary shares	2,881,658	22	1,391	-	-	-	1,413
Net income (loss)	-	-	-	-	(4,910)	3	(4,907)
Other comprehensive loss	-	-	-	(165)	-	(42)	(207)

Balance at December 31, 2016	21,246,502	$250	$89,407	$222	$(79,363)	$513	$11,029
Share-based compensation to employees	-	-	249	-	-	-	249
Issuance of shares and warrants	926,197	8	412	-	-	-	420
Net income	-	-	-	-	883	8	891
Other comprehensive loss	-	-	-	58	-	16	74

Balance at June 30, 2017 (unaudited)	22,172,699	$258	$90,068	$280	$(78,480)	$537	$12,663

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows from operating activities:
Net income (loss)	$891	$(3,425)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	297	260
Extinguishment and amortization expenses related to beneficial conversion feature of convertible loans	19	1,096
Severance pay, net	72	25
Share-based compensation to employees	249	5
Decrease (increase) in trade receivables, net	(854)	1,072
Increase in other accounts receivable and prepaid expenses	(222)	(292)
Decrease in costs and estimated earnings in excess of billings, net	511	23
Increase in inventories	(858)	(512)
Increase (decrease) in trade payables	291	(709)
Decrease in other accounts payable and accrued expenses	(325)	(54)

Net cash provided by (used in) operating activities from continuing operations	71	(2,511)

Cash flows from investing activities:
Change in restricted cash, net	(269)	71
Purchase of property, plant and equipment	(659)	(253)
Increase (decrease) in long-term receivables and deposits	(27)	6

Net cash by used in investing activities from continuing operations	(955)	(176)

Cash flows from financing activities:
Repayment of short-term bank credit, net	(53)	(1,094)
Repayments of shareholder convertible loan	-	(2,988)
Issuance of shares and warrants, net	420	3,832
Proceeds from shareholder convertible loan	-	3,175

Net cash provided by financing activities from continuing operations	367	2,925

Net cash provided by (used in) operating activities from discontinued operations	(231)	150

Net cash used in investing activities from discontinued operations	(2)	-

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	(117)	(75)

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited

Increase (decrease) in cash and cash equivalents	(867)	313
Cash and cash equivalents at the beginning of the period	2,364	1,754

Cash and cash equivalents at the end of the period	1,497	2,067

Less cash and cash equivalents of discontinued operation at the end of the period	754	1,072

Cash and cash equivalents of continued operation at the end of the period	$743	$995

(a) Supplemental disclosures of cash flow activities:

Net cash paid during the period for income taxes	$8	$8

Net cash paid during the period for interest	$128	$273

(b) Non-cash transactions

Purchase of property, plant and equipment in credit	$58	$30

Transfer of inventory to property, plant and equipment	$89	$13

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.	RADA Electronic Industries Ltd. (the “Company”) is an Israeli based defense electronics contractor that specialize in the development, manufacture and sale of data recording and management systems (such as digital video and data recorders, ground debriefing stations, head-up display cameras), inertial navigation systems for air and land applications, avionics solutions (such as aircraft upgrades, avionics for unmanned aircraft vehicles (“UAVs”), store management systems and interface computers) and land radar for defense forces and border protection applications (active protective systems for armored fighting vehicles, hostile fire detection and perimeter surveillance). The Company also provides test and repair services using its CATS testers and test program sets for commercial aviation electronic systems mainly through its Chinese subsidiary.

The Company operates a test and repair shop using its Automated Test Equipment (“ATE”) products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. (“CACS” or the “subsidiary”). CACS was established with a Chinese third party, which owns the remaining 20% equity interest. (see Note 1b).

The Company is organized and operates as one operating segment.

b.	Discontinued operations

During 2016, the Company committed to a plan to sell its test and repair services activity (provide through the Company’s 80% owned subsidiary, CACS) in order to focus in its core business.

The results of the discontinued operations including prior periods’ comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets are presented below:

	Six months ended June 30,
	2017	2016
	Unaudited

Revenues	737	393
Cost of sales	586	297
Operating expenses	94	115
Operating income (loss)	57	(19)
Finance income (expenses), net	4	(1)
Taxes on Income	21	2

Net income (loss)	40	(22)

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

The major classes of assets and liabilities that were classified as discontinued operations were:

	June 30, 2017	December 31, 2016
	Unaudited

Cash and cash equivalents	$754	$1,159
Trade receivables	749	244
Other accounts receivable and prepaid expenses	22	6
Inventories	849	845
Property, plant and equipment, Net	186	266

Total assets of discontinued operations	$2,560	$2,520

Trade payables	14	54
Accrued expenses and other liabilities	272	211

Total liabilities of discontinued operations	$286	$265

c.	Revenues from major customers accounted for 74% and 80% of total revenues for the six month periods ended June 30, 2017 and 2016, respectively (see Note 11c).

d.	Liquidity and Capital Resources:

On May 15, 2016, the Company’s shareholders approved an investment transaction with a new investor (the “Investor”) after which the Investor became a controlling shareholder of the Company. The Company issued 8,510,638 Ordinary shares in consideration for an aggregate amount of approximately $4,000, or a price per each share of $0.47 (the “Initial Investment”). The Company has also issued to the Investor, warrants to purchase: (i) 4,255,319 Ordinary shares at an exercise price per Ordinary share of $0.47 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 24 months following the date of the Initial Investment and (ii) 3,636,363 Ordinary shares at an exercise price per Ordinary share of $0.55 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 48 months following the date of the Initial Investment (collectively: the “Warrants”).

In addition, as part of the investment transaction, the Investor agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to its former controlling shareholder due on August 31, 2016.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

On June 16, 2016, the Company obtained the loan from the Investor and repaid the outstanding loan balance owed to its former controlling shareholder in the amount of $2,988, including accrued interest of $247.

During the term of the loan, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.03, at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company’s Ordinary shares over the five (5) consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47.

In August and November 2016, the Investor exercised warrants to purchase an aggregate of 2,659,575 Ordinary shares, at an exercise price of $0.47 per share, for an aggregate total consideration of $1,250.

On November 15, 2016, the Company completed a $2,000 registered direct offering of 1,904,762 Ordinary shares at a price per share of $1.05 to an Institutional investor.

During January and August 2017, the Investor exercised warrants to purchase 1,595,744 Ordinary shares at an exercise price per share of $0.47, for a total consideration of $750.

In August 2017, the Company announced that it has received and accepted purchase offers from several Israeli institutional investors to purchase 4,604,500 Ordinary shares for $2.15 per Ordinary share, or approximately $9.9 million in the aggregate.

In August 2017, the Investor converted the convertible loan (see also Note 7) into 1,322,917 Ordinary shares pursuant to a convertible loan agreement dated May 16, 2016. The conversion price was $2.40 per share.

In September 2017, the Investor exercised warrants to purchase 818,182 Ordinary shares at an exercise price per share of $0.55, for a total consideration of $450.

Since incorporation, the Company has incurred an accumulated deficit of $78,480. As of

June 30, 2017, the Company’s cash position (cash and cash equivalents) totaled approximately $2,083 (including cash and cash equivalents attributable to the discontinued operations). In addition, for the years ended December 31, 2016 and 2015, the Company had recurring losses and negative cash flow from operating activity. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from existing and anticipated orders in 2017, current credit facilities available, the abovementioned Initial Investment and cash outflow from operating activity and capital expenditures. Management believes that these funds are sufficient for the Company and its subsidiaries to meet their obligations as they come due at least for a period of twelve months from the date of issuance of the condensed interim consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	UNAUDITED INTERIM FINANCIAL INFORMATION

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Article 10 of U.S. Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments except as otherwise discussed) considered necessary for a fair presentation have been included.

Operating results for the six month period ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements of the Company as of December 31, 2016, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 27, 2017.

b.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statement of operations.

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Six months ended June 30,	Six months ended June 30,
	2017	2016

Dividend yield	0%	0%
Risk-free interest rate	1.42%	1.17%
Expected term (in years)	4.19	4.5
Volatility	80.39%	76.13%
Forfeiture rate	0%	10%

The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to changes in the future.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical share price volatility of the Company’s share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin No. 110, which is the mid point between the vesting date and the end of the contractual of the option.

c.	Recently Issued Accounting Standards:

Recently Adopted Accounting Pronouncements:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-09, “Compensation - Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. The guidance was applied on a modified, retrospective basis in the first quarter of fiscal 2017 and did not have a material impact on the Company’s consolidated financial results.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which amends the existing accounting standards for revenue recognition. The FASB has recently issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and on identifying performance obligations. The Company plans to adopt the new standard effective January 1, 2018. The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (the so-called “full retrospective method”), or retrospectively with the cumulative effect of initially applying the new standard recognized at the date of initial application (the so-called “modified retrospective method”). The Company currently anticipates adopting the new standard using the modified retrospective method. The Company is continuing to evaluate the impact that the standard will have on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting. ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements. The amendments in ASU 2017-09 are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The amendments should be applied prospectively to an award modified on or after the adoption date.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	CONTRACTS IN PROGRESS

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as liabilities. Summarized below are the components of the amounts:

Costs and estimated earnings in excess of billings on uncompleted contracts:

	June 30, 2017	December 31, 2016
	Unaudited

Costs incurred on uncompleted contracts	$20,691	$21,616
Estimated earnings	7,434	9,067

	28,125	30,683
Less - billings and progress payments	26,832	28,879

Costs and estimated earnings in excess of billings on uncompleted contracts	1,293	1,804

Less: Long-term portion	680	708
Costs and estimated earnings in excess of billings on uncompleted contracts - Current portion	$613	$1,096

NOTE 5:-	INVENTORIES

	June 30, 2017	December 31, 2016
	Unaudited

Raw materials and components	$3,145	$2,873
Work in progress, net	3,939	3,032
Finished goods	787	1,197

	$7,871	$7,102

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table presents the Company’s assets measured at fair value on a recurring basis at June 30, 2017 and 2016:

	June 30, 2017
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$155	$-	$155

Total	$-	$155	$-	$155

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$3	$-	$3

Total	$-	$3	$-	$3

NOTE 7:-	BANK CREDIT AND LOANS

A.	Loans and convertible note from shareholders:

	June 30, 2017	December 31, 2016
	Unaudited

Convertible note from shareholders	$3,175	$3,175
Less: debt discount	(84)	(103)

	$3,091	$3,072

In May 2016, as part of the investment transaction (see Note 1d), the Investor agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, which may be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to its former controlling shareholder due on August 31, 2016.

In June 2016, the Company obtained the loan from the Investor and repaid the outstanding loan balance due to its former controlling shareholder in the amount of $2,988 including accrued interest of $247.

The convertible loan bears interest of LIBOR+6%, which is payable on a quarterly basis.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	BANK CREDIT AND LOANS (Cont.)

During the term of the loan, the Investor had the right, but not the obligation, at its sole discretion, to convert the then remaining convertible loan amount into Ordinary shares, par value NIS 0.015, at a price per share equal to the lower of: (i) $2.40, or (ii) a five percent (5%) discount to the FMV (the average of the closing prices of the Company’s Ordinary shares over the 5 consecutive trading days ending on the last trading day prior to the date of conversion), but in no event less than $0.47.

The Company recorded a beneficial conversion feature related to the June 2016 convertible loan as debt discount in the amount of $123. The discount is amortized over the term of the convertible loan using the interest method.

In August 2017, the Investor converted the loan into 1,322,917 Ordinary shares pursuant to a convertible loan agreement dated May 16, 2016. The conversion price was $2.40 per share.

B.	Bank Credit:

The Company may secure borrowing with one of its banks against specific accounts receivables of up to $2,250, out of which, $522 was utilized as of June 30, 2017. The annual average interest rate on the lines of credit is LIBOR + 3.5% at June 30, 2017. In addition, the Company has a line of credit for customers’ guarantees of $945, which was fully utilized as of June 30, 2017. The guarantees are secured by a first priority floating charge on all of the Company’s assets and, unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).

The agreements with the banks prohibit the Company from: (i) selling or otherwise transferring any assets except in the ordinary course of business, (ii) placing a lien on the Company’s assets without the bank’s consent, or (iii) declaring dividend to its shareholders.

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the Israel Innovation Authority (“IIA”). In return for the IIA’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of June 30, 2017, the Company received total grants from the IAA in the amount of $5,545 including LIBOR interest. The total amount of royalties charged to operations for the period ended June 30, 2017 and 2016 was approximately $155 and $50, respectively. As of June 30, 2017, the Company’s contingent liability for royalties, net of royalties paid or accrued, totaled approximately $1,188.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES(Cont.)

b.	The Company’s offices in Netanya, Israel, are leased under a non-cancelable operating lease expiring on February 28, 2022. In addition, the Company’s motor vehicles are leased under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on June 30, 2016, are approximately as follows:

2017	$346
2018	633
2019	561
2020	436
2021	354
2022	59
$2,389

Lease expense for the six months periods ended June 30, 2017 and 2016, were $430 and $330, respectively.

c.	Floating charges have been recorded on all of the Company’s assets and specific charges have been recorded on certain assets in respect of the Company’s liabilities to its banks and other creditors, including its shareholders.

d.	The Company provides bank guarantees to its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of June 30, 2017, is approximately $945.

NOTE 9:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In May 2016, the Company’s shareholders had approved an increase of the Company’s authorized share capital by NIS 675,000 and as a result the authorized share capital will equal NIS 1,125,000 divided into 37,500,000 Ordinary shares, par value NIS 0.03 each (adjusted to reflect the shares reverse share split effected in September 2016).

In May 2016, the Company’s shareholders approved an investment transaction with the Investor according to which the Investor became a controlling shareholder of the Company and the Company issued 8,510,638 Ordinary shares and Warrants (see Note 1d), in consideration for the aggregate amount of approximately $4,000. Offering costs amounted to $169.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

In August 2016, a shareholder of the Company converted the outstanding loan balance in the amount of $102 and accrued interest of $11 into 115,700 Ordinary shares.

In August 2016, the Company held an Extraordinary General Meeting of Shareholders at which it was approved to consolidate the registered (authorized) share capital of the Company as follows: every two (2) Ordinary shares with a nominal (par) value of NIS 0.015 each will be consolidated into one (1) Ordinary share with a nominal (par) value of NIS 0.03 each. All Ordinary shares, options, warrants, convertible loan, conversion options and per share amounts have been adjusted to give retroactive effect to this reverse split for all periods presented.

In August 2017 the Company announced that it has received and accepted purchase offers from several Israeli institutional investors to purchase 4,604,500 ordinary shares for $2.15 per ordinary share, or approximately $9.9 million in the aggregate.

b.	Stock option plans:

In April 2015, the Company’s Board of Directors adopted the “2015 Share Option Plan” (the “Plan”), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

In June 2016, the Company granted options to certain employees and officers of the Company, to purchase a total 984,375 Ordinary shares at an exercise price of $0.9 per share. The options will vest as follows: 25% of the options granted to each employee will vest in June 2017; additional 75% shall vest in three equal annual installments of 25% each until June 2020. These options shall be exercisable for 48 months following the date of the vesting. As part of the grant, the Company’s former CEO was granted options to purchase 168,750 Ordinary shares at an exercise price of $0.90 per Ordinary share. The former CEO resigned in November2016.

In November 2016, the Company’s Audit Committee (in its capacity as Compensation Committee) and Board of Directors determined, subject to shareholders approval, to extend until January 2017, the exercise date of the former CEO options by accelerating the vesting of 126,563 Options as of December 31, 2016. Pursuant to the terms of the plan, the former CEO is eligible to exercise such number of the options (or any part thereof) within 90 days of the date of his resignation.

In November 2016, the Company’s Audit Committee (in its capacity as Compensation Committee) and Board of Directors determined, subject to shareholders approval to grant its new appointed CEO additional options as follows (i) options to purchase 68,750

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

Ordinary shares at an exercise price of $1.16 per Ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary shares at an exercise price of $1.16 per Ordinary share that will vest immediately in lieu of 99 vacation days that were accrued and redeemable for his benefit. These options shall be exercisable for 48 months.

On January 15, 2017, the Company’s Shareholders approved the CEO grant and former CEO acceleration.

In December 2016, the Company granted options to purchase 40,000 Ordinary shares at an exercise price of $1.17 per Ordinary share, that will vest immediately in lieu of 36 vacation days that were accrued and redeemable for an employee benefit. These options are exercisable for 48 months.

In February 2017, the Company granted options to a consultant of the Company, to purchase a total 37,500 Ordinary shares at an exercise price of $1.26 per share. The options will vest as follows: 25% of the options granted will vest in February 2018; 75% of the options will vest in three equal annual installments of 25% each until June 2021. These options will be exercisable for 48 months following the date of the vesting.

In May 2017, the Company granted options to certain employees and officers of the Company, to purchase a total 100,000 Ordinary shares at an exercise price of $1.14 per share. The options will vest as follows: 25% of the options granted will vest in February 2018; 75% of the options will vest in three equal annual installments of 25% each until June 2021. These options will be exercisable for 48 months following the date of the vesting.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s activity for options granted to employees and directors under its 2017 incentive option plan is as follows:

	Six months ended June 30, 2017
	Unaudited
	Number of options	Weighted average exercise price	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	986,875	$0.91	$246
Granted	356,250	1.16
Exercised	(126,563)	0.9
Forfeited	(98,438)	0.9

Outstanding at the end of the period	1,118,125	$0.98	$913

Exercisable	439,219	1.03	581

Vested and expected to vest	1,118,125	$0.98	$913

Intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on June 30, 2017. This amount changes based on the fair market value of the Company’s Ordinary shares.

During the six month periods ended June 30, 2017, the Company recognized stock-based compensation expense related to employees and directors stock options in the amount of $249, as follows:

	Six months ended June 30,	Six months ended June 30,
	2017	2016
	Unaudited	Unaudited

Cost of revenues	40	3
Marketing and selling	2	1
General and administrative	207	1
	249	5

Unamortized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 3.5 years is approximately $561.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants:

On May 18, 2016, the Company issued to the Investor (see Note 1d), warrants to purchase: (i) 4,255,319 additional Ordinary shares at an exercise price per Ordinary share of $0.47 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 24 months following the date of the Initial Investment and (ii) 3,636,363 Ordinary shares at an exercise price per Ordinary share of $0.55 (resulting in an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the Initial Investment.

On May 18, 2016, as part of the investment transaction, the Company issued to a consultant, 510,638 warrants to purchase Ordinary shares at an exercise price per Ordinary share of $0.47, exercisable for a period of 18 months following the date of the Initial Investment.

In August 2016, the Investor exercised warrants to purchase 531,915 Ordinary shares at an exercise price per share of $0.47 in a consideration of $250 paid to the Company and in November 2016 the Investor exercised warrants to purchase an additional 2,127,660 Ordinary shares at an exercise price per share of $0.47 in consideration of $ 1,000 paid to the Company.

In September 2016, the consultant exercised warrants to purchase 106,383 Ordinary shares at an exercise price per share of $0.47, in consideration of $50.

In January 2017, the Investor exercised warrants to purchase an additional 531,915 Ordinary shares at an exercise price per share of $0.47 in consideration of $250.

In April 2017, the consultant exercised warrants to purchase 361,702 Ordinary shares at an exercise price per share of $0.47, in consideration of $170.

The Company’s outstanding warrants as of June 30, 2017, are as follow:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through

May 18, 2016	1,063,829	0.47	May 18, 2018
May 18, 2016	3,636,364	0.55	May 18, 2020
May 18, 2016	42,553	0.47	November 18, 2017

During August and September 2017, subsequent to the balance sheet date, the Investor exercised warrants to purchase an additional 1,063,829 Ordinary shares at an exercise price per share of $0.47 in consideration of $500, and additional 818,182 Ordinary shares at an exercise price per share of $0.55 in consideration of $450.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2017	2016
	Unaudited
Income:

Foreign currency exchange differences	$184	$19
Interest on cash equivalents and restricted deposits	9	6

	(193)	(25)
Expenses:

Extinguishment and amortization of shareholders’ convertible loans discount and beneficial conversion feature	19	1,096
Interest on shareholders’ convertible loans	125	151
Withholding taxes on interest of convertible loans from shareholders	-	45
Bank commissions and others	40	68
Foreign currency exchange differences	6	42
Interest on loans from banks and other credit balances	12	23

	202	1,425

Total financial expenses, net	9	1,400

NOTE 11:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	In accordance with Statement of ASC 280, “Segment Reporting”, the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems (see also Note 1a).

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Six months ended June 30,
	2017	2016
	Unaudited

Israel	$2,714	$2,904
Asia	3,929	671
North America	3,085	630
Latin America	264	860
Europe	-	123

Total	$9,992	$5,188

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Six months ended June 30,
	2017	2016
	Unaudited
	%

Customer A	6	20
Customer B	3	16
Customer C	10	9
Customer D	24	5
Customer E	12	11
Customer F	17	-
Customer G	2	19

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